UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

Waterloo House
100 Pitts Bay Road
Pembroke HM 08
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On September 9, 2026, Aspen Insurance Holdings Limited (the “Company” or “Aspen”) reported certain unaudited financial highlights in connection with the performance of the Company for the six months ended June 30, 2026.
On a Form 6-K filed on August 18, 2026, the Company reported unaudited pro forma condensed consolidated financial statements as of December 31, 2025 reflecting the internal integration transactions completed on August 14, 2026.
The unaudited financial highlights, attached as Exhibit 99.1, and the unaudited pro forma condensed consolidated financial statements reflecting the internal integration transactions referenced above and attached as Exhibit 99.2, are furnished as part of this Form 6-K.
The information included in this Form 6-K, including the information set forth in Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX
Exhibit
99.1        Unaudited financial highlights for the six months ended June 30, 2026
99.2        Unaudited pro forma condensed consolidated financial statements as of and for the six months ended June 30, 2026
99.3        Report on Form 6-K filed with the SEC on August 18, 2026, and incorporated herein by reference

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: September 9, 2026	By:	/s/ Carrie Rosorea
	Name:	Carrie Rosorea
	Title:	Chief Financial Officer